CODE OF ETHICS

Updated November 2010

A.  Code of Conduct.

According to Rule 204A-1 of the Advisers Act, and Rule 17j-1 of the Investment Company Act, investment advisers must establish, maintain and enforce a Code of Ethics. Towards that end, an adviser’s Code of Ethics must establish and describe a standard of business conduct that the adviser requires of all its supervised persons.  While the Rules do not require an adviser to adopt a particular standard, the standard chosen must reflect the adviser’s fiduciary obligations and those of its supervised persons, and must require compliance with federal securities laws.  WBI and HG, (“the Firm”), have established this Code of Ethics, which will apply to all supervised persons of WBI and HG, and govern WBI’s interactions relative to its advisory responsibilities to US Bancorp Advisors Series Trust WBI Funds.

This Code will be available and distributed to all supervised persons, and WBI Funds’ board of directors at US Bancorp Advisors Series Trust.  A summary of this Code of Ethics will be disclosed in both the WBI and HG Form ADV along with a statement informing clients that they may request an entire copy of the Code of Ethics.  If a WBI-only client makes a request for a copy of this Code of Ethics, the Operations Department will provide a copy to the client within 3 business days of the request.  The Retail Operations Specialist and Financial Planning Specialist are responsible for providing a copy of this Code of Ethics when requests are made by HG clients.  HG clients must receive the Code of Ethics within 3 days after the request.

Pursuant to Rule 17j-1(c)(2)(ii) of the Investment Company Act, on an annual basis WBI’s Chief Compliance Officer  (“CCO”) shall prepare a written report describing any issues arising under the Code of Ethics, including information about any material violations of this Code of Ethics or its underlying procedures and any sanctions imposed due to such violations, and submit the information to US Bancorp Advisors Series Trust’s Chief Compliance Officer for review by the Board of Trustees. Additionally, WBI’s CCO shall certify annually to the Board of Trustees of Advisors Series Trust, that WBI has adopted procedures reasonably necessary to prevent its employees from violating the Code of Ethics.

B. Standards of Business Conduct

The Firm has a fiduciary responsibility towards its clients. As a fiduciary, it is an investment adviser’s duty to provide fair and full disclosure of all material facts.  In addition, an investment adviser has a duty of utmost good faith to act solely in the best interest of each client.  WBI, HG and supervised persons have a fiduciary duty to all clients.  As fiduciaries, it is unlawful for the Firm and its supervised persons to engage in fraud, deceptive or manipulative activities.  The Firm and its supervised persons will act in the client’s best interest at all times and will not at any time place their interests ahead of any client’s interest.  This fiduciary duty is considered the core underlying principle for the Code of Ethics and Personal Trading Policy and represents the expected basis for all supervised persons’ dealings with clients

The anti-fraud provisions of the Investment Advisers Act, and federal and state rules and regulations make it unlawful for an investment adviser to directly or indirectly “employ any device, scheme or artifice to defraud a client or a prospective client” or to “engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client.”  The Firm requires all of its supervised persons to conduct business with the highest level of ethical standards and to comply with all applicable federal and state securities laws at all times.

The Firm’s Executive Officers are responsible for setting standards and internal policies and procedures to ensure that the Firm and its supervised persons conduct business with the highest level of ethical standards.  The Executive Officers are responsible for establishing procedures to prevent and detect any violations of firm or regulatory rules and regulations.  In addition, the Executive Officers are responsible for establishing and enforcing risk management policies and procedures that are designed to ensure that advisory activities are conducted in accordance with this Code.

The CCO is responsible for making sure that all advisory personnel fully understand Firm policies and procedures and that a review system is established to make sure that these policies and procedures are effective and adhered to by all advisory personnel.  All supervised persons will receive a copy of the Code of Ethics.  The CCO will make sure that all supervised persons receive a copy of, understand, and agree to comply with the Code of Ethics.  All supervised persons will sign a written acknowledgement that they have read, understand, and agree to comply with the Code of Ethics.  All supervised persons will be required to review this Code of Ethics on an annual basis, or whenever changes occur, and will be required to sign an annual acknowledgment.  The CCO will be responsible for notifying all supervised persons of any changes to this Code of Ethics.

The Firm has the responsibility to make sure that the interests of clients are placed ahead of WBI’s, HG’s or any supervised person’s own investment interest.  All supervised persons will conduct business in an honest, ethical and fair manner.  Full disclosure of all material facts and potential conflicts of interest will be provided to clients prior to any services being conducted.  A conflict of interest occurs when a supervised person’s private interest interferes with the interests of, or the service to, the Firm or any of its clients.  The Firm has the responsibility to avoid all circumstances that might negatively affect or appear to affect its duty of complete loyalty to its clients.  No one supervised by the Firm will engage in any conduct or act, directly, indirectly or through any other person that would be unlawful for such person to do under the provisions of any rules and regulations.  If a supervised person is unsure whether a situation would be considered a conflict of interest, the supervised person should consult with his or her supervisor or an Executive Officer before taking an action that may result in a conflict of interest.

The Firm will:

1.
Maintain and amend as needed internal standards, policies, procedures and controls to promote compliance with this Code and with other policies and procedures designed to promote each supervised persons fiduciary responsibility.

2.	Perform periodic internal and external reviews and audits of the company’s standards, policies, procedures and controls.
3.	Provide on-going training regarding this Code of Ethics and the company’s risk management policies and procedures to all supervised persons.
4.
Provide an environment that encourages supervised persons to engage in safe and confidential discussions and disclosures to the CCO or other appropriate senior management person regarding any violations or potential violations to this Code.

5.
Establish clear lines of accountability for the company’s internal policies and procedures, including provisions relating to the responsibilities of employees, officers and directors with appropriate oversight by the Executive Officers or designated parties.

Any person engaging in an unethical business practice is subject to having his/her license denied, suspended or revoked and employment terminated.  The following activities are examples of unethical business practices:

•	Forgery
•	Embezzlement
•	Theft
•	Exploitation
•	Non-disclosure
•	Incomplete disclosure or misstatement of material facts
•	Manipulative or deceptive practices
•	Aiding or abetting any unethical practices

The Firm and supervised persons will not engage in any dishonest or unethical conduct including, but not limited to:

1.	Engaging in any act, practice or course of business that is fraudulent, deceptive, or manipulative in contrary to any rules or regulations established by all governing regulatory bodies.

2.
Making any untrue statement of a material fact, or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

3.
Recommending to a client the purchase, sale or exchange of any security without reasonable grounds for believing that the recommendation is suitable for the client based on the information furnished by the client after reasonable inquiry regarding the client’s investment objectives, financial situation and needs, and other information that is known by the investment adviser.

4.	Recommending unregistered, non-exempt securities or the use of an unlicensed broker-dealer

5.
Using discretionary authority when placing any trade for the purchase or sale of a security on behalf of the client without obtaining written authority from the client prior to the initial trade being implemented.

6.
Recommending or implementing trades in a client’s account that are excessive in size or frequency with respect to the client’s financial resources, investment objectives and the character of the account.

7.
Placing an order to purchase or sell a security on behalf of a client upon receiving instructions to do so through a third party, unless a written third-party trading authorization has been previously obtained.

8.	Borrowing money or securities from or loaning money or securities to a non-family member client.

9.
Misrepresenting the qualifications of WBI, HG, its investment adviser representatives or any of its supervised persons, the nature of the advisory services offered by WBI and HG, or the fees to be charged to any advisory client.

10.	Failing to disclose to all clients the availability of any fee discounts.

11.	Omitting from any written or verbal communication a material fact that would make statements regarding qualifications, services or fees misleading.

12.	Providing advice and guaranteeing the client that a gain or no loss will occur as a result of the advice.

13.
Providing reports or recommendations to any advisory client prepared by someone other than WBI/HG without disclosing that fact to clients.  This does not apply to situations where WBI/HG uses published research reports or statistical analyses when providing services to clients.

14.
Charging fees that are unreasonable relative to the types of services provided, the experience and knowledge of the investment advisor representative providing the services, and the sophistication of the client.

15.
Failing to disclose material conflicts of interest in relation to the adviser or any of its supervised persons in writing prior to providing services if such information could reasonably cause the advice to be biased and not objective.  Some examples include the following:

a.	Existing compensation arrangements connected with advisory services provided to clients that are in addition to compensation received from clients for the advisory services.

b.
Acting in the capacity as an investment adviser or investment advisor representative and an insurance agent on a transaction where a fee can be charged for advisory services and a commission can be charged for purchasing insurance products as a result of the investment advice provided.

16.	Publishing, circulating, or distributing any advertisement that has not been approved and that does not comply with the proper regulatory requirements.

17.	Limiting a client’s options with regard to the pursuit of a civil case or arbitration.

18.	Disclosing any confidential information of any client, unless required by law to do so or having received written authorization from the client to do so.

19.	Failing to provide the proper disclosure documents (Form ADV Part II) prior to or at the time of executing a client agreement for advisory services.

20.	Entering into, extending or renewing an agreement for advisory services unless such agreement is in writing.

21.	Using contracts that seek to limit or avoid an adviser’s liability under the law.

22.
Creating any condition, stipulation or provision as part of any advisory client agreement that limits or attempts to limit the liability of WBI, HG or any supervised persons for willful misconduct or gross negligence.

C. Recordkeeping

All records shall be maintained in accordance with Rules 204-2 under the Investment Advisor’s Act and Rule 17j-1(f) of the Investment Company Act. Pursuant to these Rules, and unless otherwise stated in the WBI/HG Compliance Manual, the Firm shall keep all books and records in an easily accessible location for a period of five years from the end of the fiscal year in which an entry was made or published. For the first two years, the books and records will be maintained in an appropriate office of WBI.  Further information about the Firm’s document retention policies is contained in the “Books and Records” section of the WBI/HG Compliance Manual.

D. Insider Trading

Improper use of inside information when conducting any securities transaction is a serious violation of securities laws and will not be tolerated.  Any person having access to material, non-public information will violate anti-fraud provisions of the federal securities laws by effecting transactions or communicating such information for the purpose of effecting transactions in such securities without public disclosure of the information.  Supervised persons will not purchase or sell a security, either personally or on behalf of others, while in the possession of material, non-public information.  Supervised persons are also forbidden to communicate material, non-public information to others in violation of the law.  This policy applies to all supervised persons and extends to activities within and outside of their duties with the Firm.

Information is material when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions.  Generally, this is information whose disclosure will have a substantial effect on the price of a company’s securities.  No simple “bright line” test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry.  For this reason, you should direct any questions about whether information is material to an Executive Officer.

Material information often relates to a company’s results and operations including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Material information also may relate to the market for a company’s securities.  Information about a significant order to purchase or sell securities may, in some contexts, be deemed material.  Similarly, prepublication information regarding reports in the financial press also may be deemed material.  For example, the Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information about the Wall Street Journal’s Heard on the Street column.

Information is public when it has been disseminated broadly to investors in the marketplace.  Tangible evidence of such dissemination is the best indication that the information is public.  For example, information reported by Dow Jones News, Reuters, Bloomberg or some other publication that reaches a general circulation, will be considered disseminated, and then only after sufficient time has elapsed since reporting.

The Executive Officers are responsible for establishing and implementing policies and procedures regarding insider trading.  It is the CCO’s responsibility to monitor and enforce those policies and procedures.  If any supervised person is unsure whether information could violate the policies and procedures on insider trading or has questions on any aspect of the policies and procedures on insider trading, questions should be directed to the CCO prior to implementing any trades.  The prohibition on the use of inside information extends to family members, associates and acquaintances of the person coming into possession of such information.

Anytime a supervised person suspects that a client or another supervised person is trading based on inside information or determines that they have received material, non-public information, it must be reported to the CCO immediately.  Persons having knowledge of the material, non-public information will not place any securities transactions in securities relating to such information for any account.  In addition, no recommendations will be made in relation to any securities affected by the information.  Information will be communicated only to the CCO who will then determine the appropriate course of action to take.  The CCO will communicate the appropriate course of action to the supervised person(s) having knowledge of the information.  The CCO will confidentially document the Firm’s actions in addressing the material inside information.

The CCO will attempt to restrict, as much as possible, the number of supervised persons having access to any inside information.  Only those supervised persons with a need to know such information for the purpose of their job performance will have such information disclosed to them.  If such information must be disclosed to a supervised person, the CCO will document the following:

•	The name of the supervised person that the information was communicated to
•	The supervised person’s position within the company
•	The name of the security affected
•	The name of the person requesting communication of the information
•	The reason for the communication
•	The nature of the communication
•	The date of the communication

The Firm’s policies will be reviewed on a regular basis and updated as necessary.  Any questions in relation to policies on inside information should be directed to an Executive Officer.  All supervised persons will be required to review the Firm’s Compliance Manual at least annually.  Supervised persons will then sign an acknowledgement indicating that they are aware of, understand, and agree to comply with WBI’s policies and procedures at all times.  Since the insider trading policies and procedures are included in the Compliance Manual, supervised persons are acknowledging that they are aware of, understand, and will comply with the insider trading policies and procedures at all times.

If WBI is aware of any securities that it is restricted from trading due to possible insider trading violations, such securities will be listed on the WBI restricted trading list.  This list will be kept current at all times and will be available to all supervised persons on a regular basis.  It should be noted that the placement of securities on a restricted list due to receipt of possible inside information will not include a reason for listing the security to therefore avoid distributing such information to individuals not privy to the inside information.

The CCO will perform the following procedures no less than quarterly for the purpose of detecting insider trading:

•
Review trading activity reports or confirmations and statements for each officer, director, investment advisor representative and supervised person of WBI/HG (explained more fully below in Personal Securities Transactions)

•	Review and monitor the trading activity of all accounts managed by WBI.

The consequences for trading on or communicating material, non-public information are severe.  Consequences can be imposed on the persons involved in insider trading and their employer.  Penalties can be imposed even if the parties involved do not personally benefit from the activities involved in the violation.  In addition to the regulatory and criminal penalties that could be imposed, supervised persons can expect that any violation of the insider trading policy will result in serious penalties to all parties involved, including dismissal from employment with WBI and HG.

E. Personal Securities Transactions

Per the requirements of Rule 204A-1 of the Advisers Act, all persons associated with WBI and HG who are also considered access persons will be required to report all securities transactions to the CCO.  An access person has been defined by the SEC, under Rule 204A-1(e)(1), as:

(i) Any of your supervised persons:

(A) Who has access to nonpublic information regarding any clients' purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or

(B) Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

(ii) If providing investment advice is your primary business, all of your directors, officers and partners are presumed to be access persons.

Access persons must report trades implemented for a personal account, an account of any household family member (spouse, minor children or other adults residing in the same household), or any account for which the access persons acts as a trustee.  Each person is informed of their status as an “Access Person” and of their reporting requirements at their initial new employee orientation meeting, and again on a quarterly basis through their receipt of the WBI/HG Quarterly Transaction Report. Personal securities transactions that need to be reported include transactions in: stocks, bonds, limited partnerships, options, Exchange Traded Funds (ETFs), and other general securities, (“Covered Securities”).  Transactions involving any of the following do not need to be included on the report:

•	open-end mutual fund [unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund]
•	money market instruments
•	banker’s acceptances
•	bank CDs
•	commercial paper and high quality short-term debt instruments
•
variable annuities funded by insurance company separate accounts organized as unit investment trusts - such separate accounts typically are divided into subaccounts, each of which invests exclusively in shares of an underlying open-end fund.

•	government securities
•	UITs (provided that the UIT is invested exclusively in unaffiliated mutual funds)

1. Personal Investing Policy
WBI, HG and supervised persons may buy or sell securities or hold a position in securities identical to the securities recommended to clients.  It is the Firm’s policy that no supervised person will put his or her interest before a client’s.  Supervised persons may not trade ahead of any client or trade in a way that would cause the supervised person to obtain a better price than the price a client would obtain.  Before a supervised person places a personal trade, the following should be considered:

1.	Will the amount or nature of the transaction affect the price or market for the security?
2.	Is the transaction likely to harm any client?
3.	Is there an appearance or suggestion of impropriety?

No supervised person may effect for himself or herself or for his or her immediate family any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any WBI clients, unless in accordance with the following procedures.

•
Supervised persons may invest in an initial public offering (IPO) and/or a private placement for their own accounts or those of related household members.  Supervised persons are required to obtain approval from the CCO prior to investing in an IPO or private placement.

•
When WBI is purchasing or considering for purchase any exchange listed security on behalf of WBI clients, no supervised person may transact in that security prior to the purchase being completed by WBI, or until a decision has been made not to purchase the security on behalf of the client.

•
When WBI is selling or considering the sale of any exchange listed security on behalf of a WBI client, no supervised person may transact in that security prior to the sale on behalf of the client having been completed by WBI, or until a decision has been made not to sell the security on behalf of the client.

•
It is the supervised person’s responsibility to know which securities are being traded by WBI.  The WBI Investment Policy has been established recognizing that some securities being considered for purchase and sale on behalf of WBI clients trade in sufficiently broad markets to permit transactions to be completed without any appreciable impact on the markets of the securities.  Under certain circumstances, exceptions may be made to the policies stated above per the authorization of the CCO (additional details are provided in the bullet point below).  Records of these trades, including the reason(s) for the exceptions, will be maintained.

•
Some WBI and HG clients may be publicly traded companies (and/or senior executive officers and/or management of publicly traded companies), a current list of which publicly traded companies are included on the WBI Restricted Securities list.  The Restricted Securities list also includes reportable securities which WBI currently owns for clients.  Securities under consideration for possible purchase are shown on the Daily Security Candidate List (Baseline Sheets).  WBI also maintains a Stop/Loss for Sales Report.  Purchase or sale of any securities on these lists is prohibited unless approval is granted by the CCO in advance.  The CCO must receive approval to purchase a restricted security from another Executive Officer.  The Restricted Securities list is amended at least quarterly and made available to all supervised persons.  Both the Daily Security Candidate List (Baseline Sheets) and Stop/Loss for Sales Report are updated daily.  These two reports are not distributed throughout the firm, but are available from the Trading Department and can be reviewed by request.  Prior to implementing a trade for their account, it is the supervised person’s responsibility to review all three reports prior to a trade to ensure pre-approval is not required.  Failure to comply with this policy may be cause for immediate dismissal from WBI.

•
Open-end mutual funds and/or the investment subdivisions which may comprise a variable insurance product are purchased or redeemed at a fixed net asset value price per share specific to the date of purchase or redemption.  As such, transactions in open-end mutual funds and/or variable insurance products by supervised persons are not likely to have an impact on the prices of the fund shares in which clients invest, and are therefore not prohibited by WBI’s Investment Policy.

2. Reporting Requirements
A report of all brokerage accounts and personal securities holdings must be submitted at the time an access person becomes affiliated with the Firm (within 10 days of becoming an access person) and at least annually thereafter. This requirement is explained at each new employee’s orientation meeting.  Such reports must contain current information (not older than 45 days).  Holding reports must contain the following information:

•	The title and type of security
•	The security symbol or CUSIP number
•	The number of shares and the principal amount of each reportable security
•	The name of any broker, dealer or bank with which the supervised person maintains an account
•	The date the report was submitted

Access persons must disclose where all personal securities accounts are maintained.  Access persons are permitted to open an account through the WBI Investments – Investment Management Program.  Access persons are also encouraged to open personal accounts through either Charles Schwab & Co., Inc. or through Pershing Advisor Solutions.  When access persons open accounts through an approved broker/dealer, no additional reporting procedures are required (including the annual holding reports listed above).  This is because the access person’s personal accounts will be integrated into the WBI reporting system and are available to the CCO for review and monitoring.

Accounts established outside of Charles Schwab & Co., Inc. or Pershing Advisor Solutions must be reported to the CCO at the time the account is established.  Personal securities transactions must be reported quarterly within 30 days after the close of the calendar quarter in which transactions take place.  The following are exceptions to the reporting requirements:

•	Transactions effected pursuant to an automatic investment plan
•	Securities held in accounts over which an supervised person has no direct or indirect influence or control

In order to properly report all reportable transactions, access persons may either (1) complete and submit the WBI/HG Quarterly Transaction Report given to each access person by the CCO (2) set-up WBI or HG as an interested party on all brokerage accounts. The second option will allow WBI/HG to receive duplicate copies of statements and confirmations on these accounts.  Access persons must verify that WBI/HG will receive the statements no later than 30 days after the end of the applicable quarter. If all required information is not included on the confirmations and statements, the access persons will be required to report any missing information to the CCO.

Specifically, the WBI/HG Quarterly Transaction Report must disclose the following with respect to any transaction during the quarter in a Covered Security in which the Access Person had any direct or indirect beneficial ownership:

1.	The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved;
2.	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);
3.	The price of the Restricted Security when the transaction was effected;
4.	The name of the broker, dealer or bank with or through which the transaction was effected; and
5.	The date the report is submitted by the Access Person

The CCO will receive, review and approve a copy of all quarterly reports or confirms and statements for access persons accounts.  Another Executive Officer is responsible for reviewing the CCO’s personal transactions.  These documents will be reviewed for the following:

•	To assess whether persons are following the firm’s policies and procedures
•	To assess whether any trades are being placed that are on the firm’s restricted list
•
To assess whether the access person is trading for his/her own account in the same securities he/she is trading for clients and if so whether the clients are receiving terms as favorable as the access person takes for himself

•	To assess whether there are any substantial disparities between the quality of performance of the access person’s account over that of the clients’ accounts
•
To assess whether there are any substantial disparities between the percentage of trades that are profitable when the access person trades for his/her own account and the percentage that are profitable when he places trades for his clients’ accounts

F. Violations

Supervised persons are encouraged to report any violations relating to the Code of Ethics, Insider Trading or Personal Securities Transactions Policies and Procedures to the CCO.  Such reports will not be viewed negatively by the Firm’s management staff, even if upon review of the reportable event it is determined not to be a violation so long as the supervised person reported the event in good faith.  The identity of the reporting party will remain confidential.  Upon discovering a violation of any of these policies and procedures, the Firm may impose any sanctions that are deemed appropriate, including but not limited to, disgorgement of profits, reversal of the trade or suspension of trading privileges, verbal warning, written warning, fines, suspension or termination of employment.